

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2022

Evripides Drakos
President and Chief Executive Officer
Bakhu Holdings, Corp.
One World Trade Center, Suite 130
Long Beach, CA 90831

> **Re: Bakhu Holdings, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 2022**
> **File No. 333-268581**

Dear Evripides Drakos:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please revise to update your financial statements, and accompanying Management's Discussion and Analysis and auditor's consent, to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.

Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: George G. Chachas, Esq.